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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1
To
ANNUAL REPORT
of
QUEENSLAND TREASURY CORPORATION
(registrant)

a Statutory Corporation of

THE STATE OF QUEENSLAND, AUSTRALIA
(coregistrant)
(Names of Registrants)

Date of end of last fiscal year:
June 30, 2003

SECURITIES REGISTERED
(As of the close of the fiscal year)

Title of Issue	Amount as to which registration is effective	Name of exchanges on which registered

Global A$ Bonds	A$7,688,131,000	Luxembourg Stock Exchange (1)
Medium-Term Notes	US$ Nil	None (1)

(1)
This Form 18-K/A is being filed voluntarily by the registrant and coregistrant.

Names and address of persons authorized to receive notices and communications of behalf of the Registrants from the Securities and Exchange Commission:

Mr. Ken Allen
Australian Consulate-General
150 East 42nd Street, 34th Floor
New York, New York 10117-5612

EXPLANATORY NOTE

        The undersigned registrants hereby amend the Annual Report filed on Form 18-K for the above-noted fiscal year by attaching hereto, as Exhibit (c)(iii) the Queensland Treasury Corporation Half-Yearly Report for the six months ended December 31, 2003, as Exhibit (c)(iv) the Queensland State Accounts for the quarter ended December 31, 2003, as Exhibit (c)(v) the 2003-04 Mid-Year Fiscal and Economic Review, and as Exhibit (h)(ii) the consents of Mr. Gerard Bradley, Under Treasurer of the State of Queensland; Mr. Graeme Garrett, Team Leader Corporate Services, Queensland Treasury Corporation; Mr. Stephen R. Rochester, Chief Executive, Queensland Treasury Corporation; Mr. L.J. Scanlan, Auditor-General, State of Queenslnd; and Sir Leo Hielscher, Chairman, Queensland Treasury Corporation.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 27th day of May, 2004.

QUEENSLAND TREASURY CORPORATION
By:
/s/ STEPHEN R. ROCHESTER Name: Stephen R. Rochester Title: Chief Executive

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Brisbane, Australia on the 27th day of May, 2004.

GOVERNMENT OF QUEENSLAND
By:
/s/ TERENCE MACKENROTH Name: The Honourable, Terence Mackenroth, MP Title: Treasurer

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